SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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August 10, 2011

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2Q11

Results Release

São Paulo, August 10, 2011– (BM&FBOVESPA: TAMM4, NYSE: TAM) We present our results for the second quarter of 2011 (2Q11). The operating and financial information, except when indicated otherwise, are presented based on consolidated number and in Reais (R$), according to the international accounting principles, IFRS (International Financing Reporting Standards – issued by IASB).

Highlights

•   Net revenue of R$ 3.1 billion, a 16.9% increase compared to 2Q10, mainly due to increase in passenger revenue and the creation of Multiplus

•   EBIT of R$ 15.6 million, representing a margin of 0.5%

•   Net Income of R$60.3 million reversing a net loss of R$ 175.5 million in 2Q10

•   Total RASK of R$15.7 cents, 1.9% growth versus 2Q10

•   International RASK in dollars was 7.2 cents, a 16.9% increase compared with 2Q10

•   CASK-ex fuel of R$10.0 cents, a 3.5% decreasecompared to same period last year

•   Increase of 24.7% in the number of transported passengers registering 9.6 million in the second quarter 2011

•   Load factorof 73.9%,combining the domestic and international markets, an increase of 6.8 percentage points versus the same period last year

•   Demand growth(in RPK) of 26.4% comparing the 2Q11 with the same quarter last year

35 years Anniversary

On July 12th this year, TAM Airlines completed 35 years of history. This year, we remember our historical growth and the visionary and pioneer trajectory of Captain Rolim.

We are celebrating the existence of a company that was born regional and has become global, which reinforces our passion for flying and serve and inspire the achievements of the future.

LATAM

On August 13, 2010, we have announced, together with LAN, that we entered into a non-binding MOU, outlining the intentions to combine the companies under a single parent entity to be known as LATAM Airlines Group. The proposed combination of LAN and TAM would be among the 10 major airline groups in the world.

The transaction is currently pending antitrust approval in Chile by the Tribunal de Defensa de la Libre Competencia (“TDLC”). On May 26, 2011, a public hearing took place as scheduled by the TDLC where interested parties provided their opinion regarding the business combination. The TDLC’s resolution is expected in August.

Multiplus

Our subsidiaries, TAM Linhas Aéreas and Multilpus have agreed to make an advance for the purchase of air tickets for future delivery, totaling R$400 million, with a discount on the price established in the agreement, based on market conditions.

2Q11 Multiplus Highlights

Operating

•         18.5 billion points issued, a growth of 51.4% versus 2Q10 and of 9.2% versus 1Q11

•         10.9 billion points redeemed, compared to 3.2 billion points in 2Q10 and 9.0 billion points in 1Q11

•         Redemptions in other products and services reached 1.5%

•         Average breakage rate (12 months) of 23.3%, versus 23.0% in both periods 2Q10 and 1Q11

Financing

•         Gross billings of points of R$ 354.6 million, a growth of 34.3% versus 2Q10 and of 4.3% compared to 1Q11

•         Net revenue of R$ 285.1 million, compared to R$ 93.5 million in 2Q10 and R$ 242.0 million in 1Q11

•         Net income of R$ 81.2 million, versus R$ 23.1 million in the 2Q10 and R$ 70.9 million in 1Q11 (margin of 28.5%)

•         Cash generation of R$ 330.9 million, 8.7% higher than 2Q10 and 28.9% than 1Q11

Partnerships

In the second quarter it was announced 5 new coalition partnerships:

•         with the furniture manufacturer Unicasa which includes the brands Dell Anno, Favorita and New;

•         with the Raia drugstore, the second largest drugstore chain in Brazil;

•         with Icatu Seguros, a company specialized in Life Insurance, Pension Plans, Savings and Asset Management;

•         with Ofertas.com.br, a group purchases website with more than 6 million users offering various services, such as food, education and beauty, operating in the 100 largest cities in Brazil; and

•         with Groupon, the world pioneer in group purchases club, present in 47 countries.

Senior Notes

Our subsidiary TAM Capital 3 Inc. issued US$500 million senior guaranteed notes due 2021 (the "notes"). The bonds will pay semiannual coupons at 8.375% rate per year. The net proceeds will be used for (i) payment of maturing debt, (ii) pre-delivery payments, and (iii) general corporate purposes.

TRIP

On March 29th, 2011 together with TRIP Linhas Aéreas we signed a Term Sheet, with no binding effect, in order to acquire the a minority stake in TRIP representing 31% of its total capital stock and 25% of its voting capital stock  and the remaining in preferred shares.

TRIP concluded last week, the implementation of a new technological platform for reservations, sales and check-in. This platform will allow the expansion and consolidation of the codeshare agreement between the companies.

We inform that the due diligence process was complete and satisfactory. We will keep our shareholders and the market informed about the possible conclusion of the negotiations.

22

Retail Project

We created the TAM Tips website (www.tamtips.com.br), which helps the traveler to arrange the ideal travel routes with cost-effectively.  The website will be supplied with user’s contributions and content from our board magazines and TV. The idea is to make TAM Tips, a large travel website.

We launched another tool for customers seeking for attractive ticket prices: the widget TAM Desktop Sales. It is an application that runs on the computer desktop, which periodically search the best available dates and send alerts when find consistent options with the preferences registered by the client.

These products are part of the retail project launched in August 2010 with the aim of making air travel more accessible to the Brazilian population.

TAM Vacations

In June, our tourism operator and Caixa Econômica Federal signed an agreement, which speeds up the access of current and future TAM Vacations franchisees to credit lines and bank services under special conditions. A new investor, for example, has already pre-approved financing in the bank if its business plan is approved by TAM Vacations.

In July 2011, we opened the store number 100 from our tour operator, reaching half of the 200 units expected to be opened throughout Brazil by December this year.

Pantanal

In July, we ended the operations with the ATR-42 aicraft. The cities of Bauru, Ribeirao Preto and São José do Rio Preto, are now served by the Airbus A319 aircraft. One of the daily flights between airports Leite Lopes, from Ribeirão Preto and São Paulo / Guarulhos, was extended from Guarulhos to the international airport of Rio de Janeiro / Galeão, connecting the Lopes Leite airport to the two main hubs of domestic and international flights in Brazil.

 In addition, Pantanal began on June 1st, a round trip flight connecting the Guarulhos airport to Campo Grande-MS, a new destination, Also added a second frequency between São Paulo and Cuiabá-MT, departing from Guarulhos, strengthening the link between the capitals of São Paulo and Mato Grosso, which today we already operate with flights from Congonhas airport.

MRO

Our Maintenance Center (Maintenance, Repair and Overhaul) completed 50 ship-set overhauls (set of landing gear, consisting of the front landing gear and two main gears). Due to the process difficulty and specificity, this mark is an important achievement for our MRO.

Also this quarter, the MRO received an aircraft A320 from Whitejets Transportes Aéreos for inspection and enforcement of technical bulletins. Whitejets, based in Rio de Janeiro, is already a customer of our MRO in line maintenance, GSE support and aircraft component repair and entrusted the execution of maintenance services in our technology unit, which has the major experience and training in aircraft Airbus in the country.

TAM MRO, received a certification from EASA - European Aviation Safety Agency, authorizing the line maintenance in Porto Alegre, Recife, Salvador and Fortaleza to render the services in Airbus A330-200 and A330-300 aircraft registered in that continent.

TAM Cargo

In May, TAM Cargo was recognized as the best company in the "Logistics" segment, on the 12th edition of the annual award for Excellence in Customer Service, organized by Consumidor Moderno, from Grupo Padrão, in partnership with the consultancy GfK Custom Research Brasil. The ranking was created to appreciate companies that satisfy their customers.

Onair

We started in June to operate an A319 aircraft with the OnAir system in the Shuttle Service. This was the first time that passengers in the most busy route in the country were able to use their cell phones during flight. The aircraft will fly flights between São Paulo/Congonhas, Rio de Janeiro/Santos Dumont, Curitiba, Porto Alegre, Brasília and Belo Horizonte /Cofins and from São Paulo to north and northeast destinations, and perform frequencies between Brasília, Manaus, Fortaleza and Salvador.

We have already started implementing OnAir system in the 31 aircraft, which flies in domestic routes. The expectation is that all will have the system installed by early next year.

Besides that, in approximately one year, our passengers will be able to use their mobile devices aboard the entire long haul-fleet, including Boeing and Airbus aircraft.

Awards and Recognition

We have received several awards recognizing our position among the leading companies in the global aviation market:

We were elected the "Best Airline in South America” and also acknowledged for the “Excellence in Service in South America” at the World Airline Awards. Receiving this acknowledgement at the Paris Air Show as the best airline in South America and also for the excellence in service makes us immensely proud, especially because the airlines awarded by the World Airline Awards are voted by the passengers.

We have conquered the Operation Excellence Prize in the Americas in the category “large-sized company” on account of the high performance we have had with the Airbus A320 family. The choice of winners by Airbus  is based on the average use and the operation performance of the aircraft A319, A320 and A321 in the last two years, taking into consideration the characteristics of the network of the region served and the operation of each airline company.

TAM and Multiplus, two brands of the holding TAM S.A., are among the 25 most valuable brands in Brazil in 2010. This is the conclusion of a survey of BrandAnalytics Consulting, published in IstoÉ Dinheiro magazine. TAM is the most valuable brand in airline industry and appears in 15th place in the ranking, while Multiplus is rated 21st.

Libano Barroso, CEO of TAM Linhas Aéreas, was awarded as the "Brazilian Personality of the Year Award", of Brazil Chamber of Commerce in France (CCBF) as recognition of our company's contributions to economic and business relations between the two countries.

In the second edition award of the specialized magazine Avião Revue, our company was recognized in two important categories: "Best Airline Company" and "Most Beloved Company". In total, 47 airlines which operates regularly in Brazil competed for it, 14 cargo airlines, 20 aircraft industries, 7 auxiliary services companies, 4 maintenance companies and 15 airports.

Puyehue Volcano

During June and July 2011, the presence of volcanic ash from the eruption of Puyehue volcano in southern Chile, affected air traffic in the region. The impact on our operations focused primarily in international South American operations, and also affecting, in a lesser degree, our domestic operation. We estimate that in total, the impact of cancellations of flights was R$ 7 million.

Financial Results

In the tables below all the values shown are in conformity with international accounting principles, IFRS and were originally calculated in real and are stated in millions and cents. Therefore, (i) the results of the sum and division of some figures in the tables may not correspond to the totals shown in the same due to rounding; (ii) the outcome of the percentage changes may diverge demonstrated.

Main Financial and Operational Indicator

(In Reais, except when indicated otherwise)	2Q11	2Q10	2Q11 vs 2Q10	1Q11	2Q11 vs 1Q11	Jan-Jun 2011	Jan-Jun 2010	Variation
Operational Revenue (million)	3,053.2	2,611.4	16.9%	3,042.5	0.4%	6,095.7	5,215.3	16.9%
Total Operating Expenses (million)	3,037.6	2,610.0	16.4%	2,932.3	3.6%	5,969.9	5,137.1	16.2%
EBIT (million)	15.6	1.4	-	110.2	-85.8%	125.8	78.2	60.8%
EBIT Margin %	0.5	0.1	0.5 p.p.	3.6	-3.1 p.p.	2.1	1.5	0.6 p.p.
EBITDA (million)	202.3	168.1	20.3%	280.2	-27.8%	482.4	425.2	13.5%
EBITDA Margin %	6.6	6.4	0.2 p.p.	9.2	-2.6 p.p.	7.9	8.2	-0.2 p.p.
EBITDAR (million)	312.8	289.2	8.2%	380.5	-17.8%	693.2	665.8	4.1%
EBITDAR Margin %	10.2	11.1	-0.8 p.p.	12.5	-2.3 p.p.	11.4	12.8	-1.4 p.p.
Net Income (million)	60.3	(174.8)	-	128.8	-53.2%	189.2	(245.7)	-
Earnings per share (reais)	0.4	(1.2)	-	0.8	-53.3%	1.2	(1.6)	-
Total RASK (cents)[1]	15.7	15.4	1.9%	15.9	-1.6%	15.8	15.4	2.9%
Domestic RASK (cents)	11.7	13.0	-9.9%	12.3	-4.9%	12.0	12.8	-6.3%
International RASK (cents)	11.5	11.1	4.1%	11.7	-2.0%	11.6	11.7	-1.0%
International RASK (USD cents)	7.2	6.2	16.9%	7.0	2.4%	7.1	6.5	9.2%
Total Yield (cents)[1]	22.1	23.9	-7.8%	22.4	-1.7%	22.3	23.0	-3.2%
Domestic Yield (cents)	17.8	22.5	-21.0%	18.2	-2.4%	18.0	20.8	-13.5%
International Yield (cents)	14.1	14.5	-2.4%	14.8	-4.2%	14.4	15.4	-6.0%
International Yield (USD cents)	8.9	8.1	9.6%	8.9	0.1%	8.8	8.5	3.7%
Load Factor %	73.9	67.1	6.8 p.p.	74.0	0.0 p.p.	73.9	69.6	4.3 p.p.
Domestic Load Factor %	69.2	61.2	8.0 p.p.	70.4	-1.3 p.p.	69.8	65.2	4.6 p.p.
International Load Factor %	81.4	76.4	5.1 p.p.	79.6	1.8 p.p.	80.5	76.5	4.1 p.p.
CASK (cents)	15.6	15.4	1.5%	15.4	1.6%	15.5	15.1	2.3%
CASK excluding fuel (cents)	10.0	10.4	-3.5%	9.8	2.1%	9.9	10.3	-3.6%
CASK USD (cents)	9.8	8.6	13.9%	9.2	6.2%	9.5	8.4	12.9%
CASK USD excluding fuel (cents)	6.3	5.8	8.4%	5.9	6.7%	6.1	5.7	6.3%

Note 1: RASK is net of taxes and Yield is gross of taxes

Note 2: In 3Q10 and 2010, adjusted values excluding the effect of the additional tariff reversal

1 Includes revenues from passengers, cargo and others

Income Statement

(In millions of Reais)	2Q11	2Q10	2Q11 vs 2Q10	1Q11	2Q11 vs 1Q11	Jan-Jun 2011	Jan-Jun 2010	Variation
Operational Revenue	3,175.1	2,726.0	16.5%	3,170.8	0.1%	6,345.9	5,434.6	16.8%
Pax Revenue	2,337.4	2,160.0	8.2%	2,372.8	-1.5%	4,710.2	4,372.6	7.7%
Domestic	1,472.0	1,427.9	3.1%	1,511.2	-2.6%	2,983.2	2,824.6	5.6%
International	865.4	732.2	18.2%	861.6	0.4%	1,727.0	1,547.9	11.6%
Cargo	296.9	284.8	4.2%	255.1	16.3%	552.0	540.7	2.1%
Domestic	140.3	127.1	10.3%	117.7	19.1%	258.0	242.7	6.3%
International	156.6	157.6	-0.6%	137.4	14.0%	294.0	298.0	-1.4%
Other operating revenue	540.9	281.2	92.4%	542.8	-0.4%	1,083.7	521.3	107.9%
Loyalty Program (TAM)	77.0	108.1	-28.7%	103.3	-25.4%	180.3	242.8	-25.7%
Loyalty Program (Multiplus)	265.9	69.1	285.0%	227.0	17.1%	492.9	69.2	612.2%
Travel and tourism agencies	21.2	14.5	46.3%	14.3	48.3%	35.5	27.4	29.7%
Others (includes expired tickets)	176.7	89.5	97.4%	198.2	-10.8%	374.9	181.9	106.1%
Sales deductions and taxes	(121.9)	(114.5)	6.5%	(128.3)	-4.9%	(250.2)	(219.3)	14.1%
Net Operational Revenue	3,053.2	2,611.4	16.9%	3,042.5	0.4%	6,095.7	5,215.3	16.9%

Operational Expenses
Fuel	(1,085.4)	(847.0)	28.1%	(1,057.3)	2.7%	(2,142.6)	(1,641.8)	30.5%
Marketing and related expenses	(239.8)	(225.6)	6.3%	(237.6)	0.9%	(477.4)	(438.0)	9.0%
Leasing of aircraft, engines and equipment under operating leases	(110.5)	(121.1)	-8.7%	(100.3)	10.1%	(210.8)	(240.7)	-12.4%
Personnel	(668.6)	(534.7)	25.1%	(676.0)	-1.1%	(1,344.5)	(1,073.0)	25.3%
Maintenance and reviews (excluding personnel)	(124.5)	(172.2)	-27.7%	(173.9)	-28.4%	(314.8)	(326.3)	-3.5%
Third party services	(225.0)	(193.0)	16.6%	(186.7)	20.5%	(411.7)	(388.4)	6.0%
Landing, take-off and navigation charges	(155.3)	(140.2)	10.8%	(164.0)	-5.3%	(319.3)	(286.5)	11.4%
Depreciation and amortization	(186.7)	(166.7)	12.0%	(169.9)	9.8%	(356.6)	(346.9)	2.8%
Aircraft insurance	(12.7)	(13.2)	-3.9%	(11.9)	6.2%	(24.6)	(26.3)	-6.5%
Other	(229.2)	(196.5)	16.6%	(154.7)	48.2%	(367.6)	(369.2)	-0.4%
Total of operational expenses	(3,037.6)	(2,610.0)	16.4%	(2,932.3)	3.6%	(5,969.9)	(5,137.1)	16.2%

EBIT	15.6	1.4	-	110.2	-85.8%	125.8	78.2	60.8%
Movements in fair value of fuel derivatives	(12.9)	(57.2)	-77.5%	55.8	-123.1%	42.9	(46.6)	-

Operating Profit (loss)	2.8	(55.8)	-104.9%	166.0	-98.3%	168.7	31.6	433.5%
Financial income	800.8	353.1	126.8%	252.4	217.2%	1,053.2	869.4	21.1%
Financial expense	(628.2)	(507.1)	23.9%	(167.9)	-274.2%	(796.0)	(1,207.4)	-34.1%
Income (loss) before income tax and social contribution	175.4	(209.8)	-	250.5	-30.0%	425.9	(306.4)	-
Income tax and social contribution	(93.7)	41.2	-	(102.5)	8.6%	(196.0)	68.6	-
Income (loss) before non-controlling interest	81.7	(168.6)	-	148.1	-44.8%	229.9	(237.8)	-
Non-controlling interest	(21.4)	(6.1)	249.8%	(19.3)	11.2%	(40.7)	(7.9)	414.3%

Net Income	60.3	(174.8)	-	128.8	-53.2%	189.2	(245.7)	-

Main Revenue and Expenses per ASK

(In Reais cents per ASK)	2Q11	2Q10	2Q11 vs 2Q10	1Q11	2Q11 vs 1Q11	Jan-Jun 2011	Jan-Jun 2010	Variation
Operational Revenue	16.3	16.1	1.5%	16.6	-1.8%	16.5	16.0	2.8%
Pax Revenue	12.0	12.7	-5.7%	12.4	-3.4%	12.2	12.9	-5.2%
Cargo	1.5	1.7	-9.1%	1.3	14.1%	1.4	1.6	-10.1%
Other operating sales and/or services revenue	2.8	1.7	67.7%	2.8	-2.3%	2.8	1.5	83.0%
Sales deductions and taxes*	(0.6)	(0.7)	-7.2%	(0.7)	-6.8%	(0.6)	(0.6)	0.4%
Net Operational Revenue (RASK)	15.7	15.4	1.9%	15.9	-1.6%	15.8	15.4	2.9%

Operational Expenses
Fuel	(5.6)	(5.0)	11.7%	(5.5)	0.7%	(5.6)	(4.8)	14.9%
Selling and marketing expenses	(1.2)	(1.3)	-7.3%	(1.2)	-1.0%	(1.2)	(1.3)	-4.1%
Aircraft, engine and equipment leasing	(0.6)	(0.7)	-20.4%	(0.5)	8.0%	(0.5)	(0.7)	-22.9%
Personnel	(3.4)	(3.1)	9.0%	(3.5)	-3.0%	(3.5)	(3.2)	10.3%
Maintenance and reviews (except personnel)	(0.6)	(1.0)	-36.9%	(0.9)	-29.8%	(0.8)	(1.0)	-15.1%
Outsourced services	(1.2)	(1.1)	1.6%	(1.0)	18.2%	(1.1)	(1.1)	-6.7%
Landing, take-off and navigation charges	(0.8)	(0.8)	-3.4%	(0.9)	-7.1%	(0.8)	(0.8)	-1.9%
Depreciation and amortization	(1.0)	(1.0)	-2.4%	(0.9)	7.7%	(0.9)	(1.0)	-9.5%
Aircraft insurance	(0.1)	(0.1)	-16.3%	(0.1)	4.2%	(0.1)	(0.1)	-17.7%
Other	(1.2)	(1.2)	1.7%	(0.8)	45.3%	(1.0)	(1.1)	-12.4%
Total of operational expenses (CASK)	(15.6)	(15.4)	1.5%	(15.4)	1.6%	(15.5)	(15.1)	2.3%

Spread (RASK - CASK)	0.1	0.0	871.0%	0.6	-86.1%	0.3	0.2	41.6%

Management Report

Gross Revenue

Increase of 16.5% in 2Q11 compared to 2Q10, reaching R$ 3,175.1 million, due to:

Domestic Revenue

Revenues from our domestic passenger business increased by 3.1% to R$1,472.0 million in the second quarter 2011. This was due to a 30.5% increase in RPKs, combined with a 21% decrease in yield. Our supply in ASKs rose 15.4%, increasing the load factor by 8.0 p.p., to 69.2%. The combination of these factors led our RASK to decrease 9.9% to R$11.7 in the second quarter 2011. The creation of Multiplus encourage the use of award tickets and this revenue is eliminated in the consolidation of companies, but the ASK and RPK are registered, as a result we see a dilution in both yield and RASK.

International Revenue

Revenues from our international passenger increased by 18.2% to R$865.4 million in the second quarter 2011. This was a result from a 21.1% growth in demand measured in RPKs, combined with an increase in our international yield in dollar of 9.6%. Expressed in Reais, our scheduled international yield decreased by 2.4%. The increase in supply was 13.6%, which raised our load factor by 5.1 percentage points to 81.4% in the quarter. As a result our RASK in dollars raised 16.9%, while in reais the increase was of 4.1%.

Cargo Revenue

Revenues from our cargo business increased by 4.2% to R$296.9 million in the second quarter of 2011, as a result of a 10.3% increase in our domestic cargo business and a 0.6% decrease in our international cargo business, due to the appreciation of the real by 11% when comparing the average value of the real in the second quarter of, 2011 and 2010.

Other Revenues

Revenues from our other businesses increased by 92.4% to R$540.9 million in the second quarter 2011, primarily due to the creation of our subsidiary Multiplus in February 2010, which generated a revenue of R$265.9 million, an increase of 285% comparing with the second quarter of 2010.

Operational expenses

Our operating expenses increased by 16.4% to R$3,037.6 million in the second quarter of 2011, due to the increase in fuel expenses, personnel expenses, outsourced services and others expenses. Our operating expenses per ASK, or CASK, increased 1.5% to R$15.6, and CASK excluding fuel expenses decreased 3.5% to R$10.0 cents.

Fuel

Fuel expenses increased by 28.1% to R$1,085.4 million in the second quarter, 2011, primarily due to a 9.8% increase in the average fuel price per liter, related to an increase of 31.1% in the average price per barrel of WTI oil. Also, we had an increase of 16.8% in liters consumed, due to the 9.1% increase in flown hours and 6.8p.p. increase in the load factor, besides the impact of the PIS and COFINS credit of R$143 million, according to note 8 to our financial statements. These factors were partially offset by an increase of 0.9% in the stage length (which is the average distance flown, per flight), and an 11% appreciation of the real against the U.S. dollar. Fuel expenses per ASK increased by 11.7%.

Sales and marketing

Sales and marketing expenses increased by 6.3% to R$239.8 million, representing 7.6% of our gross revenue in the second quarter of 2011, compared to 8.3% in the second quarter of 2010, primarily due to our new assisted sales method for international flights implemented in October 2010. Previously, travel agent compensation was included in the total price of flights, but under our new assisted sales method, service fees for assisted sales channels in Brazil are paid directly by passengers at the time of purchase. Sales and marketing expenses per ASK decreased by 7.3%.

Aircraft, engine and equipment leasing

Leasing of aircraft, engine and equipment expenses decreased by 8.7% to R$110.5 million in the second quarter 2011, mainly due to the appreciation of the real by 11%.  This decrease was partially offset by three additional aircraft (excluding ATRs) classified as operating leases. Leasing of aircraft, engine and equipment expenses per ASK decreased by 20.4%.

Personnel

Personnel expenses increased by 25.1% to R$668.6 million in the second quarter 2011, principally due to an 11.6% increase in the number of employees and an 8.75% increase in wages negotiated in the end of 2010.  Personnel expenses per ASK increased by 9.0%.

Maintenance and repair (except personnel)

Maintenance and repair expenses (excluding personnel expenses) decreased by 27.7% to R$124.5 million in the second quarter 2011, principally due to the 11% appreciation of the real against the U.S. dollar and a 0.9% growth in stage length during the second quarter 2011, besides the impact of relocation of 34 engines from the contract mode “Time Material” to “Power by the Hour”. This decrease was partially offset by 13 aircraft increase in our fleet, and a 9.1% increase in total flown hours.  Maintenance and repair expenses (excluding personnel expenses) per ASK decreased by 36.9%.

Third party services

Third-party services expenses increased by 16.6% to R$225.0 million in the second quarter 2011, mainly due to: i) an increase in GDS costs due to the increase of 24.7% in the volume of passengers transported and ii) increase in handling costs related to the increase of our operation, mainly in the international market. Third-party services expenses per ASK increased by 1.6%.

Landing, take-off and navigation charges

Take-off, landing and navigation charges increased by 10.8% to R$155.3 million in the second quarter 2011, due to a 13% increase the number of take-offs and a 14% increase in kilometers flown, along with our expansion in the international market, where fees are higher. This increase was partially offset by 11% appreciation of the real against the U.S. dollar during the second quarter of 2011, comparing with the same period last year, which impacted fees for international flights.  Take-off, landing and navigation charges per ASK decreased by 3.4%.

Depreciation and amortization

Depreciation and amortization expenses increased by 12% to R$186.7 million in the second quarter 2011, principally due to the addition of 10 new aircraft to our fleet classified as financial leases, partially offset by the change in our accounting policies as to the determination of the estimate useful life of our fixed assets (since the fourth quarter of 2010), Depreciation and amortization expenses per ASK decreased by 2.4%.

Aircraft insurance

Aircraft insurance expenses decreased by 3.9% to R$12.7 million in the second quarter 2011, principally due to an 11% appreciation of the real against the U.S. dollar and to the negotiation of more favorable contractual conditions, compared to 2010.  This reduction was partially offset by (i) the addition of 13 aircraft to our fleet, (ii) a 24.7% increase in the number of passengers transported, and (iii) a 13% increase in take-offs during the second quarter 2011.  Aircraft insurance expenses per ASK decreased by 16.3%.

Other

Other expenses increased by 16.6% to R$229.2 million in the second quarter 2011, mainly due to increased on board services costs, associated with the 24.7% increase in the number of passengers. Other expenses include general provisions, passenger-related expenses (including food and lodging expenses relating to cancelled flights), interrupted flight expenses, crew-related expenses and other expenses.  Other expenses per ASK increased by 1.7%.

Movements in fair value of fuel derivatives

Fuel derivatives gains (losses) resulted in a net loss of R$12.9 million for the second quarter 2011 against a net loss of R$57.2 million in the second quarter 2010. The details are available below in the section: Financial result and fuel derivatives.

Net Financial Result

Financial income of R$ 172.6 million in 2Q11 against an expenditure of R$ 154.0 million in 2Q10. The details are available below in the section: Financial result and fuel derivatives.

Net income

Net income of R$ 60.3 million due to the above explained, which represented a margin of 2.0% in the 2Q11, versus a negative margin of 6.7% in the 2Q10.

EBIT

Our EBIT margin reached 0.5% to R$ 15.6 million in the 2Q11, representing an increase of 0.5 percentage points compared to 2Q10, as a consequence of the increase of 16.9% on net revenue and 16.4% on operational expenses.

EBITDAR

The EBITDAR margin reached 10.2% to R$ 312.8 million in 2Q11, representing an 8.2% growth compared to 2Q10, mainly due to all the factors described above about revenues and expenses.

Finance result and fuel derivatives

(In millions of Reais)	2Q11	2Q10	2Q11 vs 2Q10	1Q11	2Q11 vs 1Q11	Jan-Jun 2011	Jan-Jun 2010	Variation

Finance income
Interest income from financial investments	40.6	32.1	26.4%	38.0	6.7%	78.6	62.1	26.5%
Exchange gains	721.3	317.6	127.1%	209.2	244.7%	930.5	797.8	16.6%
Financial instrument gains – WTI
Realized	8.8	-	-	-	-	8.8	-	-
Unrealized	-	50.4	-	58.5	-	58.5	110.2	-46.9%
Other	38.9	3.4	0.0%	5.2	653.3%	44.1	9.4	368.1%
Total	809.5	403.5	100.6%	310.9	160.4%	1,120.5	979.6	14.4%

Finance expenses
Exchange losses	(484.6)	(392.1)	23.6%	(57.8)	738.6%	(542.4)	(977.5)	-44.5%
Interest expense	(132.6)	(103.1)	28.7%	(97.9)	35.4%	(230.5)	(207.1)	11.3%
Financial instrument losses – WTI
Realized	-	(54.5)	-	(2.7)	-	(2.7)	(103.8)	-97.4%
Unrealized	(21.6)	(53.1)	-	-	-	(21.6)	(53.1)	-
Other	(11.0)	(12.0)	-8.5%	(12.0)	-8.4%	(23.0)	(22.8)	0.6%
Total	(649.8)	(614.7)	5.7%	(170.4)	281.3%	(820.2)	(1,364.3)	-39.9%

Net finance result	159.7	(211.2)	-	140.5	13.7%	300.3	(384.7)	-178.0%

Interest income from financial investments

Interest income from financial investments increased 26.4% to R$40.6 million in the second quarter 2011, compared to R$32.1 million in the second quarter 2010, mainly as a result of an increase in the interest rate in Brazil (CDI), which rose from an average of 9.3% in the second quarter 2010 to 11.9% in the second quarter 2011.

Exchange gains and losses

Exchange rate variation resulted in a gain of R$236.7 million in the second quarter 2011, compared to a loss of R$74.5 in the second quarter 2010, principally due to the variation of the exchange rate from R$1.63 as of March 31, 2011 to R$1.56 as of June 30, 2011, which reduced our U.S. dollar-denominated debt related to financial leases. In the same period last year we had an appreciation of the dollar.

 Interest expenses

Interest expenses was R$132.9 million in the second quarter, 2011, compared to R$103.1 million in the second quarter, 2010, principally due to commercial leases and interest paid in connection with the issued debentures, bonds and other loans.

 Financial instrument gains and losses – WTI

We ended the 2Q11 with a realized net gain on financial instruments of R$ 8.8 million. Due to mark to market of our fuel hedge positions, the realized loss on financial instruments was R$ 21.6 million in 2Q11 due to the variation in the price of WTI compared to average strike prices.

Cash Flow

(In millions of Reais)	2Q11	2Q10	2Q11 vs 2Q10	1Q11	2Q11 vs 1Q11	Jan-Jun 2011	Jan-Jun 2010	Variation

Increase (decrease) in net cash from activities:

Operating	131.5	344.8	-61.9%	(105.0)	-	26.5	(24.3)	-
Investing	(270.3)	(179.6)	50.5%	(109.3)	147.2%	(379.6)	(165.8)	129.0%
Financing	467.1	(451.4)	-	(233.6)	-	233.5	47.6	390.5%

Net cash increase (decrease) in cash and cash equivalents	328.4	(286.2)	-	(447.9)	-	(119.6)	(142.4)	-16.0%

Cash Flow from operational activities

Net cash generated from our operating activities was R$131.5 million in the second quarter 2011, compared to R$344.8 million for the corresponding period in 2010, principally due to the the impact of the PIS and COFINS credit.

Cash Flow from investment activities

We invested R$270.3 million in the second quarter 2011, compared to R$179.6 million invested in the corresponding period in 2010, mainly due to the capital reduction of Multiplus of R$ 161 million.

Cash Flow from financing activities

Net cash generated in financing was R$467.1 million for the second quarter 2011, compared to R$451.4 million used in the corresponding period in 2010, this variation was mainly due to the issuance of senior notes totaling R$ 777.2 million.

Segmented information

In the tables below we expose discriminately the Assets and Income Statement of the Airline Operations, Multiplus and the holding TAM SA, as well as its eliminations and the consolidated result of 2Q11.

Assets and Income Statement

(In millions of Reais)	Airline Operation	Multiplus	TAM S.A.	Total reported	Eliminations	Consolidated

Total assets	15,191.5	1,013.4	2,963.8	19,168.8	(4,146.2)	15,022.5

Revenue	3,090.4	285.1	-	3,375.5	(322.3)	3,053.2
Operating expenses	(3,153.3)	(194.7)	(11.9)	(3,359.9)	322.3	(3,037.6)
Equity	-	-	74.3	74.3	(74.3)	-
Operating profit before changes in fair value of fuel derivatives and aircraft revaluation	(62.9)	90.3	62.5	89.9	(74.3)	15.6
Changes in fair value of fuel derivatives	(12.9)	-	-	(12.9)	-	(12.9)
Operating profit/(losss)	(75.7)	90.3	62.5	77.1	(74.3)	2.8
Financial income	763.9	33.8	3.0	800.8	(0.0)	800.8
Financial expenses	(615.7)	-	(12.5)	(628.2)	0.0	(628.2)
Profit/(loss) before income tax and social contribution	72.5	124.2	53.0	249.7	(74.3)	175.3
Income tax and social contribution	(57.9)	(43.0)	7.3	(93.7)	-	(93.7)
Net Income	14.6	81.2	60.3	156.0	(74.3)	81.7

Indebtedness

In the table below we may observe that our total debt is composed by capital leases and loans, besides two debentures and two bonds issuances, totalizing, in the end of the second quarter 2011, the amount of R$ 7,881.3 million, of which 86% was denominated in foreign currency.

The amounts disclosed in the table are the contractual undiscounted cash flows and include interest.

Breakdown and maturity of financial debt

(in thousands of Reais)				As of June 30, 2011
	Lease Payable	Loans	Debentures	Bonds	Total	% Total	Leases not included in the Balance Sheet	Total Debt Adjusted
Short Term
2011	681,202	643,863	384,184	171,105	1,880,354	19%	326,630	2,206,984

Long Term
2012	325,004	17,620	269,573	70,648	682,845	7%	132,705	815,550
2013	623,452	1,643	173,890	141,304	940,289	9%	203,332	1,143,621
2014	570,790	1,030	160,037	141,304	873,162	9%	132,422	1,005,583
2015	501,654	1,030	144,639	141,304	788,628	8%	84,758	873,386
2016	453,343	1,030	128,017	141,304	723,694	7%	58,191	781,885
from 2016	1,935,070	6,057	112,109	2,176,391	4,229,627	42%	92,107	4,321,734
Total	5,090,515	672,274	1,372,450	2,983,359	10,118,598	100%	1,030,145	11,148,743
Discount effect	-568,011	-16,985	-390,988	-1,261,369	-2,237,353	-22%	0	-2,237,353
Accounting value	4,522,504	655,289	981,462	1,721,990	7,881,245	78%	1,030,145	8,911,390
In Foreign Currency	99%	99%	0%	100%	86%	0%	100%	87%
In Local Currency	1%	1%	100%	0%	14%	0%	0%	13%

Considering also the debt related to operating leases which is not in our balance sheet, our debt reaches R$ 8,911.4 million, of which 87% is foreign currency denominated.

HEDGE

Current Position

Our hedge policy states a minimum coverage of 20% of the estimated consumption of 12 months and a minimum of 10% between the thirteenth and the twenty forth months on a rolling basis. In this table we show our current fuel hedge position, with the volume of coverage, the average strike price and the percentage of projected consumption coverage.

In June, we restructured some of our old operations. The restructuring consisted in (i) the redistribution of expiration dates for a longer period, extending the horizon of protection, and (ii) reducing the exercise price. With this action, we seek to extend the coverage period of operations with derivative financial instruments.

For the next 12 months we have coverage for 30% of our consumption with an average strike price of US$ 94 per barrel. Between July 2012 and June 2013, our percentage of coverage is 18% of projected consumption with an average strike of US$ 99 per barrel.

Cash flow’s Impact

Based on the table above, we present a cash impact sensitivity analysis with our hedge positions until the first quarter 2014, assuming different scenarios with average WTI prices in 70, 90 and 110 dollars per barrel. At levels around US$ 90 per barrel, our cash flow is almost neutral and with a barrel above that value we have cash inflows.

Multiplus Derivatives

As Multiplus is exposed to foreign exchange risk as part of its normal commercial activities, considering that most of the point sale agreements with financial institutions are quoted in U.S. dollars. A financial risk policy was approved, determining coverage limits and the list of financial instruments allowed, in addition to the rules related to eligibility and concentration by the counterpart.

Current Position

	2011	2012	2013	2014	Total
Volume	48,0	84,0	37,0	2,0	171,0
PUT*	1,7	1,7	1,7	1,8	-
CALL*	1,8	1,8	1,9	1,9	-
* Average price (R$ / USD)

Market

	2Q11	2Q10	2Q11 vs 2Q10	1Q11	2Q11 vs 1Q11	Jan-Jun 2011	Jan-Jun 2010	Variation
Domestic Market
Industry
ASK (million)	27,627	24,076	14.7%	27,717	-0.3%	55,345	48,297	14.6%
RPK (million)	19,216	15,195	26.5%	20,121	-4.5%	39,337	32,406	21.4%
Load Factor (%)	69.6	63.1	6.4 p.p.	72.6	-3.0 p.p.	71.1	67.1	4.0 p.p.

International Market
Industry
ASK (million)	8,129	7,261	12.0%	8,316	-2.2%	16,445	14,536	13.1%
RPK (million)	6,453	5,353	20.5%	6,393	0.9%	12,846	10,796	19.0%
Load Factor (%)	79.4	73.7	5.7 p.p.	76.9	2.5 p.p.	78.1	74.3	3.8 p.p.

Domestic Market

Historically, the second quarter is the weakest of the year in terms of demand, but this year we saw a really strong industry with a record load factor level for this period. The domestic market presented a supply growth (in ASKs) of 14.7%, when comparing the 2Q11 to 2Q10 and 26.5% growth in demand (in RPKs) in the same period. Due to these factors, the load factor of the industry had an increase of 6.4 percentage points to 69.6% in 2Q11 versus 63.1% in 2Q10.

Domestic Market – TAM

In the second quarter we received one A321 and one A319 and increased 2.6% the aircraft utilization compared to the same period last year. As a result our supply growth increased 15.4% in the period, combined with the 30.5% increase in demand, resulted in a load factor of 69.2% in the quarter, an increase of 8.0 percentage points over the same period 2010.

In July, we ended the operations with the ATR-42 aicraft. The cities of Bauru, Ribeirao Preto and São José do Rio Preto, are now served by the Airbus A319 aircraft. One of the daily flights between airports Leite Lopes, from Ribeirão Preto and São Paulo / Guarulhos, was extended from Guarulhos to the international airport of Rio de Janeiro / Galeão, connecting the Lopes Leite airport to the two main hubs of domestic and international flights in Brazil.

 In addition, Pantanal began on June 1st, a round trip flight connecting the Guarulhos airport to Campo Grande-MS, a new destination, Also added a second frequency between São Paulo and Cuiabá-MT, departing from Guarulhos, strengthening the link between the capitals of São Paulo and Mato Grosso, which today we already operate with flights from Congonhas airport.

International Market

Despite the historical period of low demand, we observed that the market remained resilient; demand (in RPK) was 0.9% higher than 1Q11, motivated also by appreciation of the real. The international market presented an increase in supply (in ASKs) of 12.0% comparing the 2Q11 with 2Q10, and a 20.5% growth in demand (in RPKs). These factors led to an increase in the load factor of 5.7 percentage points, from 73.7% to 79.4%, in 2Q10 and 2Q11, respectively.

International Market – TAM

To meet the growing demand from Brazil and abroad, we received early in the second quarter, two A330 aircraft that will allow us to expand our long-haul international routes from Tom Jobim/ Galeão International Airport in Rio de Janeiro to Frankfurt (Germany), New York (United States) and London (England). Since August 2nd, we operate a new daily flight (round-trip) between Orlando and São Paulo (Brazil) and we had already announced a new destination”: Mexico City.

Prospecting new passengers in the Asian market, we started on July our commercial operations based in Beijing, China. Through a commercial policy intended for that region, our purpose is to strengthen our relationship with the country’s travel agents and clients. China is one of the largest commercial partners of Brazil and was the main destination of Brazilian exports in 2010, which results in a significant traffic between both countries.

The Star Alliance recovered the title of Best Airline Alliance Award at the prestigious World Airline Awards, Skytrax. The World Airline Awards is considered the main benchmarking tool for satisfaction levels of passenger worldwide. The survey is performed based on the opinions of those who travel for business or leisure, in all classes. In the same award, we were elected the "Best Airline in South America” and also acknowledged for the “Excellence in Service in South America”.

During June and July 2011, the presence of volcanic ash from the eruption of Puyehue volcano in southern Chile, affected air traffic in the region. The impact on our operations focused primarily in international South American operations, and also affecting, in a lesser degree, our domestic operation. We estimate that in total, the impact of cancellations of flights was R$ 7 million.

Current fleet

In the second quarter we received 2 new Airbus A330, one A321 and one A319 ending the quarter with 156 aircraft.

In July 2011 we received two A319 and we ended our operations with the ATR-42, which are still part of our fleet, but not operational.

		2nd Quarter
Models	Capacity	Total		Leasing Types				Own
				Financial		Operating
		2010	2009	2010	2009	2010	2009	2011	2010
A330	212 / 213 seats	20	18	18	16	2	2	0	0
A340	267 seats	2	2	2	2	0	0	0	0
B767	205 seats	3	3	3	3	0	0	0	0
B777	365 seats	4	4	4	4	0	0	0	0
Wide Body		29	27	27	25	2	2	0	0
A319	144 seats	27	24	16	15	11	9	0	0
A320	156 / 174 seats	86	82	31	27	55	55	0	0
A321	220 seats	9	5	8	5	1	0	0	0
Narrow Body		122	111	55	47	67	64	0	0
ATR-42	45 seats	5	5	0	0	0	2	5	3
Total		156	143	82	72	69	68	5	3

This classification is in accordance with the accounting rule.

Contractually, we have only four financial leasings, the aircraft B777.

Fleet plan

Our fleet plan is shown as below:

Models	2011	2012	2013	2014	2015
A330	20
A340	2
Airbus Wide Body	22	21	19	22	24
B767	3	3	3	0	0
B777	4	8	10	12	12
Total Wide Body	29	32	32	34	36
A319	30
A320	88
A321	9
Total Narrow Body	127	131	136	140	146
Total	156	163	168	174	182

Guidance

In the first half of the year, the market growth was 21%, stronger than our guidance, where demand will grow between 15% and 18% in 2011, driven by business and leisure passengers.

Aligned with the demand growth, we will increase our supply by growing our fleet. In the second quarter we received 2 new Airbus A330, one A321, and one A319.

In the first half of 2011 the growth of domestic supply (ASK) was aligned to our estimate, which is between 10% and 14%. Our load factor in the first half of 2011 was 69.8%, in the higher end of our expectation of 67.5% to 70%.

The international market grew 13%, above our expectation that is 10%. We already received all our Wide Body aircraft scheduled to arrive in 2011. Our load factor was 80.8%, below our expectation, however we believe that by the end of the year we will meet this estimate, remembering that the second half is seasonally stronger than the first one. We are launching 5 new frequencies/destinations, over delivering our guidance: new frequency to New York, Frankfurt and London via Rio de Janeiro; since August 2nd, we operate the second daily flight (round-trip) between Orlando and São Paulo (Brazil) and announced for the second half a new destination, Mexico City.

With the dilution of fixed costs and our cost reduction efforts, we will be able to reduce our CASK excluding fuel costs by 5%. So far we reduced by 3.6%, but we remain confident that will achieve this guidance.

Regarding the assumptions, we estimate the WTI price of US$ 93 per barrel on average for the year. Up to now, the WTI price is US$ 98 per barrel and the FX rate is below our expectation. In Reais, WTI price is still below our estimates.

Tables

Operating data

	2Q11	2Q10	2Q11 vs 2Q10	1Q11	2Q11 vs 1Q11	Jan-Jun 2011	Jan-Jun 2010	Variation
Total
Transported Passengers (thousands)	9,626	7,719	24.7%	9,279	3.7%	18,905	16,011	18.1%
RPK (million)	14,393	11,390	26.4%	14,126	1.9%	28,519	23,631	20.7%
ASK (million)	19,475	16,978	14.7%	19,101	2.0%	38,577	33,957	13.6%
Load factor - %	73.9	67.1	6.8 p.p.	74.0	0.0 p.p.	73.9	69.6	4.3 p.p.
Break-even Load Factor - %	73.5	67.1	6.5 p.p.	71.3	2.3 p.p.	72.4	68.5	3.9 p.p.
Average tariff	243	280	-13.2%	256	-5.0%	249	273	-8.8%
Flight hours	164,855	151,094	9.1%	165,684	-0.5%	330,539	299,178	10.5%
Kilometers flown (thousands)	102,853	90,185	14.0%	98,977	3.9%	201,830	179,694	12.3%
Liters of fuel (thousands)	688,254	589,487	16.8%	661,212	4.1%	1,349,466	1,178,245	14.5%
Aircraft utilization (hours per day)[1]	12.8	12.5	2.6%	13.2	-2.6%	12.8	12.8	0.0%
Landings	82,893	73,332	13.0%	79,338	4.5%	162,231	146,602	10.7%
Stage Length	1,241	1,230	0.9%	1,248	-0.5%	1,244	1,226	1.5%
Total number of employees	29,336	26,285	11.6%	29,110	0.8%	29,296	26,285	11.5%
- TAM Airlines	28,046	25,162	11.5%	27,791	0.9%	28,046	25,162	11.5%
- TAM Mercorsur	501	477	5.0%	484	3.5%	501	477	5.0%
- TAM Viagens	395	329	20.1%	395	0.0%	355	329	7.9%
- Multiplus Fidelidade	116	65	78.5%	111	4.5%	116	65	78.5%
- Pantanal	278	252	10.3%	329	-15.5%	278	252	10.3%
WTI end (NYMEX) (at US$/Barrel)	95.4	75.6	26.2%	106.7	-10.6%	95.4	75.6	26.2%
WTI average (NYMEX) (at US$/Barrel)	102.4	78.1	31.1%	94.5	8.4%	98.5	78.5	25.5%
End of period exchange rate (R$ / US$)	1.56	1.80	-13.3%	1.63	-4.2%	1.56	1.80	-13.3%
Average exchange rate (R$ / US$)	1.60	1.79	-11.0%	1.67	-4.3%	1.63	1.80	-9.4%
Domestic Market
Transported Passengers (thousands)	8,216	6,509	26.2%	7,852	4.6%	16,068	13,551	18.6%
RPK domestic (million)	8,269	6,335	30.5%	8,288	-0.2%	16,557	13,555	22.1%
ASK domestic (million)	11,956	10,357	15.4%	11,767	1.6%	23,723	20,780	14.2%
Domestic Load Factor %	69.2	61.2	8.0 p.p.	70.4	-1.3 p.p.	69.8	65.2	4.6 p.p.
Market share - %	43.6	42.0	1.6 p.p.	41.8	1.8 p.p.	42.7	42.4	0.3 p.p.
International Market
Transported Passengers (thousands)	1,411	1,210	16.6%	1,427	-1.1%	2,838	2,459	15.4%
RPK domestic (million)[2]	6,123	5,055	21.1%	5,838	4.9%	11,961	10,075	18.7%
ASK domestic (million)[2]	7,519	6,621	13.6%	7,334	2.5%	14,854	13,177	12.7%
International Load Factor %[2]	81.4	76.4	5.1 p.p.	79.6	1.8 p.p.	80.5	76.5	4.1 p.p.
Market share - %	89.9	86.6	3.3 p.p.	85.6	4.3 p.p.	87.8	88.1	-0.3 p.p.

1 does not consider maintenance and reserve aircraft

2 includes TAM Mercosur data, which are not part of the ANAC release

Condensed Balance Sheet

	June, 30	December, 31		June, 30	December, 31
(In millions of Reais)	2011	2010		2011	2010

Assets			Liabilities

Current assets			Current liabilities
Cash and cash equivalents	892.6	1,012.2	Suppliers	550.5	522.4
Financial assets at fair value through profit and loss	1,250.4	1,407.7	Financial liabilities	1,506.1	1,572.1
Trade accounts receivable	1,725.7	1,556.8	Salaries and social charges	480.2	466.8
Inventories	208.8	198.8	Deferred income	1,623.7	1,801.2
Taxes recoverable	267.4	57.6	Taxes, charges and contributions	310.9	285.0
Income tax and social contribuition recoverable	20.2	18.4	Income tax and social contribution	0.0	14.3
Prepaid expenses	136.8	162.8	Interest on own capital and dividends payable	0.9	152.3
Derivative financial instruments	32.1	9.9	Derivative financial instruments	12.8	20.6
Other receivables	71.1	81.2	Refinanced taxes payable under Fiscal Recovery Program	49.4	23.2
	4,605.3	4,505.357	Other current liabilities	144.7	135.7
				4,679.1	4,993.5
Non-current assets
Restricted cash	40.4	98.3	Non-current liabilities
Financial assets at fair value through profit and loss	155.6	50.3	Financial liabilities	6,375.2	5,786.8
Deposits in guarantee	46.9	51.8	Derivative financial instruments	8.3	15.3
Prepaid aircraft maintenance	427.9	410.3	Deferred income	53.2	66.4
Other non-current assets	10.7	20.6	Provisions	231.0	204.3
Derivative financial instruments	8.7	6.6	Refinanced taxes payable under Fiscal Recovery Program	434.4	416.7
Property, plant and equipment	9,107.6	8,711.9	Deferred income tax and social contribution	264.3	111.2
Intangible assets	619.4	604.0	Other non-current liabilities	318.8	237.5
	10,417.3	9,953.706		7,685.1	6,838.1

			Total liabilities	12,364.2	11,831.7

			Stockholders’ equity
			Capital and reserves attributable to equity holders of TAM S.A
			Share capital	819.9	819.9
			Capital reserve	133.9	120.6
			Profit reserve	865.3	895.6
			Carrying value adjustment	586.5	585.8
			Retained earnings	188.4	0.0
				2,594.1	2,421.9
			Non-controlling interest	64.2	205.5

			Total equity	2,658.3	2,627.4

Total Asset	15,022.5	14,459.1	Total liabilities and equity	15,022.5	14,459.1

Cash Flow

	Three months period ended		Six months period ended
(In millions of Reais)	June, 30	June, 30	June, 30	June, 30
	2011	2010	2011	2010

Cash flows from operating activities
Cash generated from (used in) operations (Note 14)	207.1	415.8	288.4	123.1
Tax paid	(28.6)	(0.4)	(104.7)	(1.4)
Interest paid	(46.9)	(70.7)	(157.2)	(145.9)
Net cash generated from (used in) operating activities	131.5	344.8	26.5	(24.3)

Cash flows from investing activities
Multiplus Capital Reduction	(161.0)	-	(161.0)	-
Investments in restricted cash	1.3	(77.2)	57.9	(35.5)
Cash flows from business combination net cash received - Pantanal	-	-	-	(9.5)
Proceeds from sale property, plant and equipment (PPE)/ intangible	0.8	12.5	1.6	18.8
Purchases of property, plant and equipment (PPE)	(66.2)	(61.1)	(88.1)	(71.4)
Purchases of intangible assets	(10.3)	(29.0)	(36.1)	(57.4)
Deposits in guarantee	0.1	-	1.1	5.3
Reimbursement	1.0	-	4.9	5.3
Deposits made	(0.9)	-	(3.8)	-
Pre-delivery payments	(35.1)	(24.8)	(155.0)	(16.0)
Reimbursement	73.9	57.7	90.3	86.3
Payments	(109.0)	(82.5)	(245.3)	(102.4)
Net cash from (used in) investing activities	(270.3)	(179.6)	(379.6)	(165.8)

Cash flows from financing activities
Repurchase/ sale of treaury shares	(0.0)	0.2	2.9	2.8
Net cash received in IPO of subsidiary Multiplus	-	-	-	657.0
Dividends paid - TAM S.A	(181.5)	(208.3)	(181.5)	(233.3)
Dividends paid and interest on capital own to non-controlling shareholders of Multiplus	(0.3)	-	(22.3)	-
Dividends paid and interest on capital own to non-controlling shareholders of TAM Mercosul	(0.3)	-	(0.3)	-
Short and long-term borrowings	17.1	(107.9)	3.9	(117.2)
Repayment	79.2	(107.9)	3.9	(117.2)
Payment	(62.0)	-	79.2	-
Senior Notes	777.2	(107.9)	(75.2)	(117.2)
Pepayments	777.2	-	777.2	-
Capital element of finance leases	(145.1)	-	777.2	-
Net cash increase (used in) from financing activities	467.1	(451.4)	233.5	47.6

Net increase (decrease) in cash and cash equivalents	328.4	(286.2)	(119.6)	(142.4)

Cash and cash equivalents at beginning of period	564.3	1,219.0	1,012.2	1,075.2

Cash and cash equivalents at end of period	892.6	932.7	892.6	932.7

Glossary

Paid Passengers transported - Total number of passengers who actually paid and flew on all our flights

RPK - Revenue passenger kilometer, or transported passenger-kilometer, corresponding to the product of multiplying the number of paying passengers transported by the number of kilometers flown by such passengers

ASK - Represents our capacity, multiplying the aircraft seating by the number of kilometer flown by the seats

Average tariff - Represents the results of the total passenger revenue divided by total paid passengers transported

Yield - Average amount paid per passenger to fly one kilometer

RASK - Revenue per ASK, or quotient of dividing total operating revenue by the number of seats available per kilometer; the result is presented in centavos or reais per seat-kilometer

CASK - Operational Expense per ASK, or quotient of dividing total operational expense by the number of seats available per kilometer; the result is presented in centavos or reais per seat-kilometer

Load factor - Percentage of aircraft occupied on flights, calculated by the quotient between RPK and ASK

Break-even Load factor (BELF) - is the load factor that equalize passenger revenues and operating expenses

Market Share - Company’s share in the total market demand (measured in RPK)

Capacity Share - Company’s share in the total market offer (measured in ASK)

Flight Hour - Represents the flight time of aircraft calculated from the time of departure to engine shutdown

Number of flight legs - The number of operational cycles realized by our aircraft which comprises take-off, flight and landing.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Airlines and Investor Relations Director TAM S.A)

Jorge Bonduki Helito (IR Manager)

Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ir

Press Agency Contact:

Phone.: (55) (11) 5582-9748/7441/7442/8795

Cel. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 45 destinations in Brazil and 19 in South America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 41.7% in June; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 90.6% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (153 operational aircrafts), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 14 million tickets via point redemption and is part of the Multiplus network, currently with 8.3 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,185 destinations in 185 countries.

Forward-looking statements:

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.